SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 13, 2004

                           Commission File No. 1-14838

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                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

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        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
     Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated April 1, 2004 announcing the outcome of the General Assembly Meeting of Rhodia Shareholders held on March 31, 2004.


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                                [GRAPHIC OMITTED]

                                                                   PRESS RELEASE


GENERAL ASSEMBLY MEETING OF RHODIA SHAREHOLDERS


Paris, April 1, 2004 - At the General Assembly meeting of Rhodia Shareholders held in Paris yesterday, Rhodia shareholders approved all resolutions submitted by the company's Board of Directors, with the exception of resolution 16*, and rejected those to which the Board had not agreed. The shareholders present or represented at the meeting hold 49.09 % of Rhodia's capital.

The Shareholders approved the resolutions authorizing the Board of Directors to proceed with the financial actions announced by the Group yesterday.

The Shareholders approved a resolution to separate the functions of Board Chairman from those of the Chief Executive Officer. As a result, the Board of Directors, which met following the shareholders' meeting, appointed Yves Rene Nanot as Chairman of the Board and Jean-Pierre Clamadieu as Chief Executive Officer.

At the General Assembly, Rhodia shareholders also confirmed the membership of the current Board of Directors. A new independent Director, Jerome Contamine, Senior Executive Vice-President of Veolia Environnement, was also appointed to the Board of Directors.

* Resolution 16 would authorize the Board to reduce the share capital by canceling some of the Company's shares


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          This press release is available on Rhodia's corporate website at: www.rhodia.com
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Rhodia is one of the world's leading manufacturers of specialty chemicals.
Providing a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.5 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.


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                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: April 13, 2004                RHODIA

                                    By:    /s/ PIERRE PROT
                                           --------------------
                                    Name:  Pierre PROT
                                    Title: Chief Financial Officer